

July 13, 2012

Scott W. Holmes
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, Tennessee 37203

**Re: Healthcare Realty Trust Incorporated
Form 10-K
Filed February 22, 2012
File No. 001-11852**

Dear Mr. Holmes:

We have reviewed your response letter dated June 28, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We have considered your response to our prior comment 1 and your statement that you will include same store NOI disclosures beginning in your Form 10-K for the year ended December 31, 2012. To the extent you are preparing this information for your quarterly supplemental reporting packages, please also include this information in your next Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 51

2.   We have considered your response to our prior comment 2. Given that straight-line rent does not appear to be a separate rental stream from other rental income, we remain unclear how you determined it would be appropriate to present straight-line rent as a separate line item on your consolidated statements of operations solely based on the non-cash nature. Please tell us the specific guidance you are relying on to present straight-line rent as a separate line item or revise your presentation in future filings appropriately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 with any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant